TTI Telecom Provides Further Update on Internal Investigation

Rosh Ha'ayin, Israel, February 4, 2009 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today a further update regarding the previously announced internal investigation of the Telesens acquisition.

In conjunction with the internal investigation, which is still in its early stages, TTI Telecom is evaluating the legal validity of the transaction with Telesens and will take appropriate steps in accordance with the outcome of the internal investigation.

About TTI Telecom
TTI Team Telecom International Ltd.("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, uncertainties relating to internal investigation, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


For more information, please visit www.tti-telecom.com
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Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com